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Exhibit 5.2
[Holland Van Gijzen Letterhead]
To:	Baxter International Inc. Baxter Finco B.V. c/o Baxter International Inc. One Baxter Parkway Deerfield, Illinois 60015 UNITED STATES OF AMERICA
Date: April 20, 2006

Re: Baxter Finco B.V./ Exchange offer of USD 500,000,000 4.750 % Notes due 2010

Ladies and Gentlemen,
We have acted as special Netherlands legal counsel to Baxter Finco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Utrecht and its principal offices at Kobaltweg 49 (3542CE) Utrecht, the Netherlands (the “Company”) in connection with the public offering of up to $500,000,000 aggregate principal amount of the Company’s 4.750% notes due 2010 (the “Exchange Notes”) to be issued pursuant to an exchange offer in exchange for those certain 4.750% notes due 2010 of the Company (the “Notes”) issued pursuant to that certain purchase agreement dated September 28, 2005 by and among Deutsche Bank Securities Inc., Goldman, Sachs & Co., ABN AMRO Inc., BNP Paribas Securities Corp. and Wachovia Capital Markets, LLC as purchasers mentioned in that agreement, the Company and Baxter International Inc, a Delaware corporation, (the "Purchase Agreement”).
This opinion is rendered to you at the request of the Company.
Capitalized terms used herein shall have the same meaning as ascribed to such terms in the Registration Rights Agreement (as defined below), unless otherwise defined herein.
In such capacity, we have exclusively reviewed and relied upon the following documents received in original, photostatic, telecopy or by electronic transmission (‘e-mail’) form:

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a)	the articles of association (statuten) of the Company dated September 16, 2005, which, pursuant to the Extract (as defined below), are the articles of association of the Company as on file with the Commercial Register at the date hereof (the “Articles of Association”);

b)	a facsimile extract from the Commercial Register of the Chamber of Commerce for Utrecht and district (the “Commercial Register”) regarding the registration of the Company with the Chamber of Commerce under number 30208026, dated April 13, 2006, as confirmed by telephone by the Commercial Register to be correct at the date hereof (the “Extract”);

c)	copies of the minutes of meetings of the board of managing directors (bestuur) of the Company, (i) dated September 27, 2005, authorising, among other things, the execution and delivery by the Company of the Agreements (as defined below) and (ii) dated October 4, 2005 authorising, among other things, the execution and delivery by the Company of the Supplemental Indenture (as defined below), both of which include a power of attorney with the right of substitution to each of Mr. M.A. Nibbelke and/or Mr. R.M. Davis acting individually inter alia to execute and deliver the Agreements (as defined below) and the Supplemental Indenture (as defined below) on behalf of the Company (the “Board Minutes”);

d)	a copy of minutes of a meeting of the general meeting of shareholders (besluit buiten vergadering van aandeelhouders) of the Company, approving, among other things, the execution and delivery by or on behalf of the Company of the Agreements, dated September 27, 2005, (the “Shareholders Minutes”);

e)	an electronic copy of the shareholders register of the Company signed on behalf of the board of directors of the Company (the “Shareholders’ Register”);

f)	an electronic (e-mail) copy of the executed Purchase Agreement dated September 28, 2005;

g)	an electronic (e-mail) copy of (i) that certain executed Indenture, dated October 5, 2005, by and among, Baxter International Inc, J.P. Morgan Trust Company, National Association and the Company (the “Indenture”) and (ii) that certain first supplemental indenture thereto dated as of October 5, 2005 (the “Supplemental Indenture”), including the Guarantee attached thereto as Exhibit D (the “Guarantee”);

h)	an electronic (e-mail) copy of that certain executed registration rights agreement dated October 5, 2005 by and among Baxter International Inc., the purchasers mentioned in Schedule A to that agreement, and the Company (the “Registration Rights Agreement”);

i)	an electronic (e-mail) copy of that certain executed credit loss assurance agreement dated October 5, 2005 by and among Baxter International Inc., Baxter Holding B.V., and the Company (the “Credit and Loss Assurance Agreement”).

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j)	an electronic copy of the form of global notes representing the Exchange Notes sent to us by e-mail on October 4, 2005 (the “Form of Global Notes”)
The documents listed under a) through e) above are hereinafter collectively referred to as the “Corporate Documents” and each individually as a “Corporate Document”. The documents listed under f) through j) above are hereinafter collectively referred to as the “Agreements”. The documents listed above under a) through j) are hereinafter collectively referred to as the “Documents”.
In examining the Documents and in rendering the opinion stated below, we have assumed:
(i)	the genuineness of all signatures on all Documents or on the originals thereof to be the signature by the person(s) whose names are printed/stated or otherwise indicated opposite such signatures;

(ii)	the accuracy and completeness, and the authenticity of all documents submitted to me as originals and the conformity with the originals of any copy of documents submitted to us for review in photostatic, electronic transmission (“e-mail”), or facsimile form and that all signatures on any of the Documents are genuine and that any Document examined by me as draft or execution form will be or, as the case may be, has been executed in the same or materially the same form as any such document reviewed by us as draft or execution form;

(iii)	the due and requisite power, capacity (corporate and otherwise) and authority (beschikkingsbevoegdheid) of each of the parties and/or signatories (other than the Company) to enter into, execute and perform its respective obligations under the Agreements to which each of them is a party, and the factual capacity (het ontbreken van geestelijke stoornis) of all individuals acting on behalf of any of the parties (including those individuals acting on behalf of the Company);

(iv)	that each party (other than the Company) to any Agreements has been duly incorporated and organized and is validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation and of the jurisdiction of its principal place of business;

(v)	that the Agreements, the Form of Global Notes, and the Exchange Notes have been duly authorized and have been or will be duly and validly executed and delivered (where such concept is legally relevant) by all parties thereto (other than the Company) under any applicable law, including the laws by which the Agreements is/ are expressed to be governed (other than Dutch law);

(vi)	that the Agreements, the Form of Global Notes, and the Exchange Notes constitute or will constitute the legal, valid and binding obligations of the parties thereto, and are or will be enforceable in accordance with their respective terms, under the laws to which they are expressed to be subject and any other applicable laws (other than the laws of the

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Netherlands) and with respect to which we have assumed any such laws to apply (other than the laws of the Netherlands);

(vii)	(a) the accuracy and completeness, of the Corporate Documents and (b) that the terms and/or conditions of (i) the relevant documents submitted in draft form, if any, and (ii) of the underlying transactions, presented to the respective corporate bodies, in connection with the resolutions mentioned under c) and/or d) above have not materially changed as of the date of any such resolutions and (c) that the resolutions mentioned under c) and/or d) above remain in full force and effect and have not been amended, rescinded or revoked;

(viii)	that nothing in this opinion is affected by the provisions of any foreign law (i.e. any laws not being the laws of the Netherlands);

(ix)	that (a) the Company has not adopted a resolution to voluntarily dissolve (ontbinden), merge (fuseren) or de-merge (splitsen) the Company; (b) no petition first or secondary has been presented nor order first or secondary made by any applicable court for the bankruptcy (faillissement) or moratorium of payment (surséance van betaling) of and no receiver (bewindvoerder), trustee (curator), or similar officer has been appointed with respect to the Company or its assets and (c) no decision has been taken to dissolve (ontbinden) the Company by (i) the Chamber of Commerce by virtue of article 2:19a of the Dutch Civil Code (burgerlijk wetboek) or (ii) the relevant Court (rechtbank) by virtue of article 2:21 of the Dutch Civil Code. Although not constituting conclusive evidence thereof, our assumption is supported by information obtained by telephone today from the Bankruptcy’s Clerk Office (faillissementsgriffie) of the competent court of Utrecht (being the competent court in view of the Company’s corporate seat being at Utrecht) and from the Chamber of Commerce;

(x)	that the execution of the Agreements and the performance of the transactions contemplated thereby are in the best corporate interest of the Company and not prejudicial to its creditors (present and future);

(xi)	that none of the managing directors of the Company has a conflict of interest with the Company with respect to any of the Agreements or the transactions contemplated thereby within the meaning of article 13.3 of the Articles of Association that would preclude any such managing director from validly representing the Company (or granting a power of attorney with respect to the execution of such Agreements on behalf of the Company);

(xii)	that the Company complies with the reporting requirements pursuant to: (a) the Balance of Payment Reporting Instructions 2003 as defined in qualification (xvi) below, and (b) section 4 of the Exemption Regulation as defined in qualification (xviii) below;

(xiii)	that Baxter Holding BV is the sole shareholder of the Company and has at the date hereof positive consolidated own funds;

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(xiv)	that an amount corresponding to at least 95 % of the balance sheet total of the Company shall be lent or invested within the group (‘concern’) of which the Company forms part.

(xv)	that Mr. Martinus Albertus Nibbelke and Mr. Robert Morris Davis are now and will both be a director (statutair bestuurder) of the Company with a power of attorney pursuant to the Board Minutes if and when they execute or any one of them executes the Exchange Notes.
Holland Van Gijzen is an independent partnership comprising of Netherlands companies with limited liability, consisting of lawyers fully qualified to practice under the laws of the Netherlands. We have not investigated the laws of any jurisdiction other than the Netherlands — meaning the part of the Kingdom of the Netherlands in Europe — and do not express an opinion on (a) the laws of any jurisdiction other than of the Netherlands as it stands and has been made public in printed form and has been interpreted in published case law of the courts of the Netherlands at the date hereof, and (b) any international law, including, without limitation, the laws of the European Union, except to the extent that any of the foregoing is explicitly set forth in any of the opinions stated below and except to the extent that the laws of the European Union (other than anti-trust law) have as a matter of law direct force and effect in the Netherlands.
We do not express an opinion on any representations or warranties made by the parties in the Agreements, or any matters of fact. We do not express any opinion on tax issues or tax laws.
As Netherlands lawyers we are not qualified or able to assess the true meaning and purport of the terms of the Agreements which are not governed by the laws of the Netherlands and the obligations of the parties thereto under such Agreements and we have not made any investigation of such meaning and purport. Our review of the Agreements and of any other documents subject to any laws other than the laws of the Netherlands is explicitly limited to the face-value of any such terms of such underlying documents.
Terms and expressions of law and of legal concepts as used in this opinion have the meaning in this opinion attributed to them under the laws of the Netherlands and this opinion should be read and understood accordingly.
Based solely upon and subject to the foregoing and subject to the qualifications and limitations and exceptions set forth herein as well as any fact, circumstance, event or document not disclosed to us and/ or inconsistent with the information revealed by the documents reviewed by us by our examination referred to above and having regard to such legal considerations as we deem relevant, in order to render this opinion, we are of the opinion that at the date hereof:
1.	The Company is a company duly incorporated and validly existing under the laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). The Company has full corporate power and authority to own assets, conduct its business, enter into agreements and/or assume liabilities, all within the limits of its object clause set forth in article 2 of the Articles of Association.

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2.	The execution, delivery and performance of the Agreements by the Company has been duly authorized by all requisite corporate action required by the Articles of Association and / or by the laws of the Netherlands.

3.	The execution, delivery and performance of the Exchange Notes by the Company have been duly authorized by all requisite corporate action required by the Articles of Association and / or by the laws of the Netherlands.

4.	If the Exchange Notes are executed by Mr. M.A. Nibbelke and/or Mr. R.M. Davis in his/their capacity as director/directors of the Company with a power of attorney pursuant to the Board Minutes and authenticated by the Trustee they will be duly executed and delivered on behalf of the Company.
This opinion is subject to the following qualifications and limitations:
(i)	The opinions expressed herein are limited by the provisions of any applicable bankruptcy (faillissement), insolvency, moratorium of payments (surséance van betaling), reorganization, liquidation or suretyship or other similar laws or regulations affecting the rights of creditors in general, including rights of set-off.

(ii)	It should be noted that, under Article 2:7 of The Netherlands Civil Code a transaction entered into by a legal entity can be annulled if the objects of that entity are thereby exceeded and the other party to the transaction was or should, without making its own inquiries, have been aware thereof. Only the legal entity can invoke this ground for annulment. There is uncertainty as to the question of when the objects of a legal entity are exceeded (i.e., when a transaction is ultra vires). Article 2:7 is intended to implement Article 9 (1) of the First European Community Directive on company law, the basic rule of which is that a company is bound by transactions entered into by its authorised representatives even if such transactions do not fall within the scope of company’s objects. The only exception permitted by the Directive is that the company may annul a transaction which is ultra vires and of which the other party was or should have been aware that this was the case. The Netherlands Supreme Court has ruled that in determining whether a certain transaction is ultra vires all circumstances must be taken into account. The manner in which the objects have been defined in the company’s articles of association is not the only decisive factor while the fact that a company forms part of a group of companies and the extent of any benefit of granting security are, among others, other relevant factors.

(iii)	Article 3:45 of The Netherlands Civil Code provides that where a debtor who enters into a transaction or performs an obligation without being legally obliged to do so (which includes the performance of an obligation which is not (as yet) exigible (opeisbaar), knew or should have known that the possibilities for one or more of its creditors to seek recourse against its assets would be negatively affected thereby, any creditor whose claim has been prejudiced has the right to nullify such transaction or performance if certain conditions are met (“Actio Pauliana”).

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(iv)	Dutch courts may give effect to the mandatory rules of the laws of (i) the Netherlands irrespective of the law otherwise applicable to the Agreements, and (ii) any other country with which the situation has a close connection, if and insofar as, under the law of the latter country, those rules must be applied whatever the law applicable to the contract.

(v)	The application of a rule of the chosen laws of any country under the Agreements or any other laws that otherwise would govern any obligation thereunder may be refused by the courts of the Netherlands if such application is manifestly incompatible with the public policy (ordre public) of the Netherlands.

(vi)	The enforcement of obligations may be limited by the competent Dutch courts to the extent that, as a result of general principles of Dutch civil law and dependent upon all relevant circumstances of the particular case, such a court deems enforcement unacceptable with a view to the general applicable Dutch standards of reasonableness and fairness (redelijkheid en billijkheid), and such courts may amend the (effects of a) contractual obligation at the request of any one of the parties thereto, or terminate the whole or any part of such contractual obligations on the ground that unforeseen circumstances (onvoorziene omstandigheden) have occurred of such a nature that the other party or parties may, according to standards of reasonableness and fairness, not expect an unamended performance of the obligation under such contractual obligation; such an amendment or termination may be given retroactive force, and such courts may amend the effects of a contractual obligation on the basis of abuse of authority (misbruik van bevoegdheid).

(vii)	Any enforcement of the Agreements and of any foreign judgments in the Netherlands will be subject to the rules of Dutch civil procedure, judgments may be rendered in a foreign currency; enforcement is executed, however, in (Euros) at the applicable rate of exchange.

(viii)	Enforcement of obligations in the Netherlands will be subject to the nature of the remedies available in the courts of the Netherlands and the availability of defences such as set off and counter-claim.

(ix)	The terms “legal”, “valid”, “binding”, “obligation” and “enforceable” mean that the obligations to which those terms relate are of a type which under the laws of the Netherlands are generally recognised or are generally enforceable, although specific performance may not always be available or be granted by Dutch courts.

(x)	All powers of attorney (including, but not limited to, powers of attorney expressed to be irrevocable and all appointments of process or other agents, considered for the purpose hereof and as applicable below, a power of attorney) issued explicitly or by implication, terminate by operation of law and without notice upon the bankruptcy of the grantor of the power of attorney.

(xi)	Irrevocable powers of attorney, by their terms, are not capable of being revoked insofar as they extend to the performance of legal acts (rechtshandelingen) which are in the interest of the attorney in fact appointed under such power of attorney or a third party. However, at

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the request of the grantor, an heir or the trustee of such person, the competent court may amend or cancel an irrevocable power of attorney for significant reasons.

(xii)	In principle, any power of attorney terminates by operation of law upon the death, “guardianship” or being “subject to legal restraint” (onder curatele stelling), or bankruptcy of the grantor of the power of attorney and/ or of the attorney in-fact appointed under such power of attorney or by notice of termination given by the holder of such power of attorney.

(xiii)	Agreements may be amended orally by the parties thereto notwithstanding provisions therein to the contrary.

(xiv)	The taking of concurrent proceedings in more than one jurisdiction may be disallowed by the courts of the Netherlands, but such courts have the power to stay proceedings if concurrent proceedings are being brought elsewhere; also, the ability of any party to assume control over another party’s proceedings before the courts of the Netherlands may be limited by Dutch rules of civil procedure.

(xv)	Under the laws of the Netherlands a competent court has the discretion to decrease the amount of the agreed upon damages, indemnities or penalties provided for in the Agreements which are deemed as manifestly excessive.

(xvi)	It should be noted that natural persons and legal entities residing or established in the Netherlands can be designated by De Nederlandsche Bank N.V. (the Dutch Central Bank, “DNB”) to report financial information to DNB in accordance with the provisions of the Balance of Payment Reporting Instructions 2003 (‘Rapportagevoorschriften Betalingsbalansrapportages 2003’) issued by DNB pursuant to article 7 of the External Financial Relations Act 1994 (‘Wet Financiële Betrekkingen Buitenland 1994’). Pursuant to the Balance of Payment Reporting Instructions 2003 special financial institutions (‘Bijzondere financiële Instellingen’ “Special Financial Institutions”) must give written notification to the DNB no later than three weeks after becoming a Special Financial Institution (in order for DNB to assess whether the Special Financial Institutions should be designated reporting institution). The Balance of Payment Reporting Instructions 2003 defines special financial institutions as: resident enterprises or institutions, irrespective of their legal form, in which non-residents hold a direct or indirect participating interest through a shareholding or otherwise and whose objective is or whose business consists to a major extent of receiving funds from non-residents and channelling them to non-residents. Non-compliance with these reporting requirements does not, however, in itself adversely affect the enforceability of the obligations of the Company under the Agreements in the Netherlands.

(xvii)	It should be noted that pursuant to article 3 paragraph 1 of the Netherlands Act on Supervision of the Securities Trade 1995 (‘Wet toezicht effectenverkeer 1995’ “Wte”) it is in principle prohibited to offer certain designated transferable securities in the Netherlands, without making available a prospectus that has been approved by the Netherlands

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Authority for the Financial Markets (“AFM”). This prohibition does not apply to an offer of said securities that is not made in the Netherlands. If and to the extent said securities are offered in the Netherlands, article 1c under a of the Exemption regulation pursuant to the Wte (the “Wte Exemption Regulation”) provides inter alia for an exemption from this prohibition if (i) the offered securities can only be obtained against a counter value of at least EUR 50,000 per investor; or (ii) the nominal value of the offered securities is at least EUR 50,000 per security; or (iii) the offer of such securities is made to less than 100 persons per EU or EEA member state; or (iv) the securities are only offered to ‘qualified investors’. Article 1a of the Wte Exemption Regulation defines ‘qualified investors’ inter alia as: (i) legal entities which are authorized or supervised to operate on the financial markets by the AFM or DNB or by a supervising authority of another state; and (ii) a legal entity or corporation whose sole corporate purpose it is to invest in securities; and (iii) a legal entity or corporation that according to its last annual or consolidated annual account, meets at least two of the following criteria: (1) an average number of employees during the financial year of 250 or more; (2) a value of the assets according to its balance sheet of at least EUR 43,000,000; and (3) an annual net turnover of at least EUR 50,000,000; and (iv) a legal entity or corporation with its seat in the Netherlands, other than a legal entity or corporation mentioned under (iii) above, that has requites the AFM to be designated as ‘qualified investor’.

(xviii)	It should be noted that an entity that i) as part of its business operations ii) attracts or receives repayable funds, and iii) grant loans or makes investments for its own account should in principle obtain a banking license from DNB pursuant to the Act on Supervision of the Credit System 1992 (the “Act”). Pursuant to section 3 of the Exemption Regulation pursuant to the Act (the “Exemption Regulation”) an exemption is available inter alia to enterprises or institutions whose business it is to receive repayable funds from parties outside a restricted circle, not being professional market parties, and to grant loans or make investments for their own account in so far as: (i) the receiving of these repayable funds takes place through the issue of securities as defined in section 1(a) of the Act on the Supervision of Securities Trade 1995 in accordance with the relevant provisions laid down by or pursuant to that Act; and, (ii) such enterprise or institution arranges (a) an agreement which includes the unconditional obligation to provide such enterprise or institution with sufficient funds at all times to meet its liabilities, which agreement was concluded by an enterprise or institution having positive consolidated own funds throughout the period of the agreement, the enterprises or institutions receiving the repayable funds being a subsidiary of that enterprise or institution, or (b) an unconditional guarantee for all liabilities arising from the receiving of those funds, which unconditional guarantee was issued by an enterprise or institution having positive consolidated own funds throughout the period of the guarantee, the enterprises or institutions receiving the repayable funds being subsidiaries of that enterprise or institution; and (iii) an amount corresponding to at least 95 % of the balance sheet total of the enterprises or institutions shall be lent or invested within the group (‘concern’) of which those enterprises or institutions form part. Pursuant to section 4 of the Exemption Regulation such entities must however report to DNB within two weeks of the commencement of their business. In such report the enterprise or institution must provide information with respect to its name, its address, its

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directors and supervisory directors and its registration with the Chamber of Commerce. Furthermore the exemption under the Exemption Regulation under which the enterprise or institution falls must be indicated. If the information to be provided changes later, this should be reported to DNB without delay. We are of the opinion that an issue of securities not in the Netherlands, to which -as described in qualification (xvii) above- the prohibition of article 3 Wte does not apply, should meet the criteria mentioned under (i) in line 8 of this qualification. We note however that this is under discussion within DCB and as a result cannot be concluded decisively.

(xix)	The concepts of ‘delivery’ and ‘good standing’ as they are interpreted under Anglo-American law are not known under the laws of the Netherlands.

(xx)	The information contained in the Extract does not constitute conclusion evidence of the facts reflected therein.
We undertake no, and so hereby disclaim any, obligation to advise you of any change in any matter set forth herein occurring after the date hereof. This opinion is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to herein. Nothing in this opinion should be taken as expressing an opinion in respect of any representations or warranties, or other information contained in the Agreements or any other document in connection therewith or with this opinion except as expressly confirmed herein. Our liability shall at all times be limited to the amount which is paid out under our partnership’s professional liability insurance policy. In our view the coverage of our professional indemnity insurance policy is at a common level in the Netherlands for major Netherlands law firms.
This opinion is governed by the laws of the Netherlands. Any legal action or proceeding with respect to this opinion shall be brought before the District Court of Amsterdam, The Netherlands only. Any person accepting this opinion letter or relying thereon explicitly accepts the above and irrevocably waives its rights, if any, to commence proceedings as to the contents of this opinion letter in any other jurisdiction or venue.
We hereby consent to the filing of this opinion letter to the Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement. We also consent to reference of Holland Van Gijzen under the caption “Legal Matters” in the prospectus included in the Registration Statement provided that such reference is only in relation to the matters opined upon in this opinion. In giving this consent we do not admit that we are included in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules of the Commission.
Holland Van Gijzen
/s/ A.R. Filius
A.R. Filius